Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

March 23, 2006
Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Third Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: March 23, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated March 20, 2006. On behalf of the Company, on March 23, 2006, I transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1. Revision made in accordance with your comment.
2. Revision made in accordance with your comment.
Risk Factors
3. We have added a risk factor according to your comment.
4. Our risk factors have been modified according to your comment.
(1) Our Failure to Raise Additional Capital Will Significantly Limit Our Ability to Conduct Property Acquisitions. Page 2
5. A separate risk factor has been added in accordance with your comment.
(2) We May Not Be Able to Fully Implement Our Business Plan Due to Our Limited Experience in Commercial Building Maintenance and Cleaning. Page 2
6. Revision made in accordance with your comment.
7. Revisions made in accordance with your comment.
8. Revision made in accordance with your comment.
(3) We Have Generated Minimal Profits Since Inception....Page 2
9. Revisions made in accordance with your comment. Please see risk factor 3.
(5)Our Competitors Have Greater Financial Resources Than We Do...Page 3
10. Revisions made in accordance with your comment. A separate risk factor has been added for additional disclosure.
(6) There are Relationships....Page 4
11. Revisions made in accordance with your comment.
12. Disclosure modifications have been made in accordance with your comment.
13. Additional disclosure made in our business section in accordance with your comment.
14. Revisions made in accordance with your comment.
Selling Security Holders, Pages 11-14
15. Revisions made in accordance with your comment.
16. Our tables have been corrected in accordance with your comment.
Description of Business, Pages 16-20
17. Revision made in accordance with your comment.
18. Revision made in accordance with your comment.
19. Disclosure has been deleted regarding this statement.
20. Additional disclosure made in accordance with your comment regarding the assumption of the mortgage.
21. Revision made in accordance with your comment.
22. Revision made in accordance with your comment.
23. Revision made in accordance with your comment.
24. This disclosure has been made previously on Page 22 of our SB-2. We specifically stated that we will purchase properties for cash and in the event financing is needed we will use a first mortgage.
25. Revision made in accordance with your comment.
26. Revision made in accordance with your comment.
Management's Discussion and Analysis of Financial Condition and Plan of Operation
Results of Operations
General, Page 22
27. This disclosure has been specifically made on page 24 of our SB-2.
Liquidity and Capital Resources
28. We have added specific disclosure regarding the statement you cite in your comment.

29.We have provided specific disclosure regarding Mr. Godels commitment. There is no document in writing that can be provided as an exhibit. Mr. Godels commitment is much the same as that of any small business owner and the necessity of this in writing has been determined by the Board of Directors to not be necessary.

Security Ownership of Certain Beneficial Owners and Management, Page 34
30. Revision made in accordance with your comment. There were conflicting statements and information that have been corrected.
Financial Statements - December 31, 2005
Note F - Earnings per Common Share, Page F-8
31. Revision made in accordance with your comment.
32. Revision made in accordance with your comment.
Financial Statements - December 31, 2004
Notes to the Financial Statements, December 31, 2004, Page F-14
33. Revision made in accordance with your comment.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-3
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.3: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.